Exhibit 99.1

2015 Investor Forum

February 5, 2015

2014 Operating Performance

2014 Major Business Activities

2015 Business Plan

Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

2014 Operating Performance

Consolidated Income

Operating profit up, net profit down due to temporary issues

Revenue Operating Profit Net Profit

(in billion KRW)(in billion KRW)(in billion KRW)

65,098 5.7% ROE 5.7% 3.1%

63,604 OP 4.9%

61,865 Margin 4.8% 1.2%

2,386

+3,233 3,653 1,355

3,214 557

2,996 798

+218 2012 2013 2014

Temporary non-operating losses

· Devaluation losses in investment stocks 490

2012 2013 2014 2012 2013 2014 · Contingent loss from tax dispute 372

(in billion KRW) Revenue Operating Profit Net Profit

2012 2013 2014 2012 2013 2014 2012 2013 2014

Steel 52,869 48,024 49,597 2,896 2,341 2,430 2,246 1,449 857

Trade 26,414 25,919 31,261 212 196 413 325 10 181

E & C 9,726 10,782 10,304 339 464 314 345 147 13

Energy 2,881 3,045 2,663 267 224 137 170 117 33

I C T 1,132 1,213 1,078 29 67 44 19 22 11

Chem/Mat’l/Others 3,568 3,627 3,325 166 122 119 113 58(35)

*	based on simple aggregation

POSCO Earnings Release February 5, 2015

3

2014 Operating Performance

Parent Income

Operating profit rose as high-end product sales expanded

Production Sales Income

(in thousand tons)(in thousand tons, thousand KRW/ton)(in billion KRW)

883

37,986 Carbon 776 8.0%

37,650 Steel 727 OP 7.8%

Crude 36,416 Price Margin 7.3%

Steel +1,234 35,048

35,517 +785 35,078 33,929 34,337 35,665 30,544

+408 Revenue 29,219

Steel 34,293 1,325

Products 2,790 2,350

Operating 2,215 +135

Profit

2012 2013 2014 2012 2013 2014 2012 2013 2014

[WP* Product Sales Portion] (thousand tons, %) Portion 30.9 33.3 Sales Volume 9,053 10,207 =1,154

2012 2013 2014 2012 2013 2014

Carbon 36,017 34,467 35,854 Domestic 20,448 19,414 18,368

Steel

S T S 1,969 1,949 1,796 Exports 14,600 14,515 15,969

* (Gwangyang) Completion of No.4 HR mill

in July (Capacity 3,300 thousand tons/yr) Inventories 988 903 1,280 2013 2014

*World Premium: POSCO’s high-value added product

POSCO Earnings Release February 5, 2015

2014 Operating Performance

Consolidated Financial Structure

Liabilities ratio went up affected by trade financing of DWI

(in billion KRW)(in billion KRW)(in billion KRW)

85,252

84,455 86.8% 88.2%

+797 45,822

79,266 84.3% 45,291

Liabilities 42,430 531

to

Equity 39,961

38,633

36,836 +1,328

2012 2013 2014 2012 2013 2014 2012 2013 2014

Borrowings of affiliates increased Equity decreased

· DWI +945, P-Energy +738 · Dividend payment 793, Loss assessment on marketable securities 336

POSCO Earnings Release February 5, 2015

2014 Operating Performance

2014 Major Business Activities

2015 Business Plan

Mid-term Management Plan

Strengthen core competitiveness/Improve financial structure

Fortify “Develop high-end products and fortify solution-marketing”

Steel

Competitive- “Improve profitability of overseas affiliates and ness reinforce global businesses”

Acti- Prioritize New “Select and focus to nurture new growth businesses”

Growth Biz.

vities

Improve

Financial “Conduct business restructuring and non-debt financing”

Structure

Renew

Corporate “Spread Project-based Work System(PWS)”

Culture

Consolidated (trillion KRW) Consolidated (trillion KRW)

E B I T D A Capex Debt/EBITDA

Mid-term Result Mid-term Result Mid-term Result

Target 8.5 Target Target

Result 7.3 3.8

6.2 5.6

6.5 4.2 4.4 3.0

5.4 3.0

2014 2015 2016 2014 2015 2016 2014 2015 2016

POSCO Earnings Release February 5, 2015

2014 Business Activities

Fortify Steel Competitiveness

Expanded sales of high-end products through solution-marketing

Solution Marketing

■ **Provided customized technology/product solutions**

- **Gained competitive advantage** by providing technology and services **that satisfy diverse needs of customers**, such as light-weight and alternatives for high-cost steels

[Case studies for solution marketing]

Sector	Company / Project	Description
Automobile	Renault	· **Lower weight** by applying high- strength steel and Mg plate
Automobile	Ssangyong Motor	· **Reinforced stability and lowered weight** of Tivoli (compact SUV) with POSCO's high-strength steel
Home Appliance	LG Electronics	· **Cost-reduction** by replacing Al material to PO*, used for refrigerators
Home Appliance	Samsung Electronics	· **Lowered product weight** by developing HGI for Television
Construction	UAE No.4 Nuclear Plant	· **Cost reduction** by localizing highly non-corrosive STS
Energy	Mn Steel for LNG Tank	· **Substitute highly priced STS product** with commercialized High-Mn Steel for low temp.

* pickled-and-oiled steel

High value-added Products

■ **Sales through solution-marketing**


(thousand tons)
Sales Volume
456
1,302
+186%
2013
2014

■ **WP product sales portion**


(thousand tons, %)
Portion
30.9
33.3
Sales Volume
9,053
10,207
+13%
2013
2014

8
POSCO Earnings Release | February 5, 2015

2014 Business Activities

Fortify Steel Competitiveness

Normalized overseas steel operations and strengthened the edge in technology

Overseas Steel Business

- **Sales of overseas affiliates* jumped as new mills achieved early normalization**


[Sales volume]
(thousand tons)
7,164
4,642
+54%
2013
2014

*16 overseas steel affiliates with managerial rights

- **Indonesian mill normalized operations since the accident and built ground for profit-making**


(thousand tons,%)
80
65
Utilization rate
1,305
+118%
599
Sales volume
2014.1H
2014.2H

Technology Advantage

- **Strengthened technology development on high-end products**

[Technologies developed in 2014]

WF	WB
17 types (ex. HR thin foil of CEM premium)	20 types (ex. wire rod cable for bridges)

* WF/WB® : World First / World Best

- **Built base to sell self-developed technologies by gaining technology leadership**

Type	Contents
FINEX	· Acquired terms needed to earn ratification from the Chinese government to build integrated mill with Chongqing (Nov) - Capacity: 3 million tons (1.5 mil × 2 plants)
	· Signed MOU to relocate No.1 FINEX demo plant to Mesco Steel, India (Jun)
CEM*	· License deal ongoing with a foreign engineering company * Compact Endless cast-rolling Mill

POSCO Earnings Release | February 5, 2015
9
posco

2014 Business Activities

Prioritize New Growth Businesses

Verified self-developed technologies for commercialization

Lithium Nickel Extraction Process

Verified direct-extraction technology Completed pilot test to transfer demo for commercialization plant for PosNEP*

- Completed construction of pilot plant in—Developed technology for PosNEP PP2 (Jun)

Argentina to test its ability to mass-produce—Started test of adopting low-cost materials

(Dec) Proved applicability of PosNEP technology

- Registered for patent in major countries, with Metal X, Australian miner, which has such as the U.S. and Japan Limonite mines

- Reviewed objectively for further application

#1 Pilot #2 Pilot #3 Pilot

Plant(‘11) Plant(‘13) Plant (‘14)* POSCO Nickel Extraction Process

2 tons/yr 20 tons/yr 200 tons/yr Raw

material

Limonite(1.5%Ni)

Wet

process

Dry

Process

FeNi(18%Ni)

POSCO Earnings Release February 5, 2015

2014 Business Activities

Improve Financial Structure

Enhanced financial soundness by business restructuring and disposing non-core assets

- Raised non-debt financing through selling non-core assets and restructuring businesses that create low synergy with POSCO

	Company	Buyer	Contents	Progress
Restruc-turing	POSCO-SS	SeAH Besteel	· 52.1% (2015), 20% (2020)	Signed
	Posfine	Hahn & Company	· Sold 69.2% of stakes	Signed
Non-core Asset Sales	Vietnam/Masan Dept. Store	Lotte Dept.	· To pay off the balance by 2015	Signed
	USP	Russia) Evraz	· Disposed 35% of stakes	Finalized
	SKT EB	-	· Repaid EB with SKT ADR	Finalized
	POS Tower	Chosun Refractory	· P-A&C (50%) · POSMATE (50%)	Finalized
	Other Unused Assets	Gilsan Steel, etc.	· Apartments/Shopping center of P-E&C, AST facilities, etc.	Finalized
Collect & Liquida-tion	Collect Long-term A/R*	-	· Collect long-term outstanding A/R (DWI)	Finalized
	Liquidate A/R*	SMBC, etc.	· P-Energy, P-JAPAN, TMC	Finalized

* Account Receivables

POSCO Earnings Release | February 5, 2015

11

posco

2014 Business Activities

Renew Corporate Culture

Settled project-based working culture

Stronger Performance-oriented/ POSCO’s Own POSTIM* Model Expert Nurturing Culture

Formed organization system of PWS, Adopted system to educate the employees,

QSS+, SWP to achieve management vision named as “expertise qualification system”

designed towards engineers, staffs, etc

Provided vision to grow as an expert,

through expansion of PCP and appointed

executives on expertise

* POSTIM : POSCO Total Innovation Methodology Managing executive Expert executive

Type Contents Leader(division) Expert (PCP,

Research)

-Focused creating actual results through IP*

PWS Employee

projects to reach profit targets

—Promoted Quality/Stability/Safety activities Motivated employees by differentiating

QSS+ to improve work environment fit for

operating facilities bonus by outcome

—Supported to focus on one’s own task,—Widened the salary gap between employees

SWP that creates ideas based on positive work with high/low outcome environment

* Innovation POSCO—Strengthened bonus to results, likely on PJTs

POSCO Earnings Release February 5, 2015

2014 Business Activities

Major Subsidiaries

Daewoo International

Profit contribution from Myanmar gasfield business hiked as production reached its full capacity



(in billion KRW)
Portion of Myanmar gasfield
16%
67%
139
347
DWI Total Operating Profit
2013
2014

Explored and developed new oilfields

Region	Mine	Stakes	Progress
Over-seas	**Myanmar A-1/A-3**	**51% (mgmt rights)**	**3D Exploration (Dec)**
Dome-stic	East Sea 6-1C	30%	Started development (Oct)
	East Sea 6-1S	70% (mgmt rights)	Started drilling (Dec)

POSCO E&C

Increased orders from overseas markets

- Discovered new markets such as Africa and the Middle East, as domestic and Asian construction market remained weak



[Orders by region]
(in billion KRW)
195
874
4,664
+709%
1,162
416
586
3,038
Africa
Middle East
South America
Asia
2013
2014

Major projects	Amount	Signed
Nigeria Coal-fired Plant	1,162	Sep
Saudi Aramco Sulfur transport facility	404	Sep
India Uttam integrated mill	1,666	Dec

Ranked No.3 in construction capability evaluation

- No.4('11) → No.5('12~'13) → No.3('14)

※ Comprehensive assessment on companies based on business performance and financial results of the year before

POSCO Earnings Release | February 5, 2015
13

posco

2014 Business Activities

Major Subsidiaries

POSCO Energy

■ **Diversified portfolio through entering coal-fired power generation by taking over Tong Yang Power and building off-gas power plants**


[Power generation]
(MW)
3,498
2013
3,950
2014
LNG
Offgas
Renew-able
Coal-fired

[New projects]

	Project	Capacity	Progress
Coil-fired	Mong Duong II	1,200MW	· No.1 finished (Dec)
	Pos-Power	2,100MW	· Tong Yang Power (Jun)
Off-gas	Pohang No.2	145MW	· Finished (Jul)
	Indonesia	200MW	· Finished (Apr)
LNG	Incheon No.7/8	840MW	· Finished (Oct)

POSCO ChemTech

■ **Increased sales of cathode for secondary battery used for IT and mobile devices**

- Supply to domestic secondary battery makers went up


[Sales volume]
(tons)
+229%
379
1,248
2013
2014

■ **Fulfill the demand with new cathode manufacturing plant**

- Natural graphite coating line (1,200ton/yr, Feb 2015)

POSCO ICT

■ **Expanded Energy Storage System(ESS) sales**

- ESS to LG Chem Ochang plant (1.5MW, Jul)
- ESS to Sinan solar light power (1MW, Oct)

POSCO Earnings Release | February 5, 2015
14
posco

2014 Operating Performance

2014 Major Business Activities

2015 Business Plan

2015 Business Plan

Fortify Steel Competitiveness

Expand global sales and boost profitability through solution marketing

Sales Volume to “50 mil tons” Profitability Improvement

Expand sales volume as new facilities Raise high profit WP portion to 36%

start operating—Upgrade sales-mix through solution-marketing

(thousand tons) Projects Change and focus on 7 strategic industries

Pohang) No.3 Finex

Domestic +1,300

Gwangyang) No.4 HR

Overseas Indonesia) Integrated mill +775

India) CR +823

Reinforce solution marketing with

TSC* expansion volume +1,943

—Global TSC Network: 14) 23 ‘15) 29 Solution-mkt 1,800

based sales 1,302

2014 2015 [Global sales volume] (million tons) Overseas productions** POSCO 46.4 50.2 11.8 +3.8 14.3 34.6 35.9

WP portion WP sales volume Solution-mkt based sales 33.3 36.0 10,207 12,150 +1,943 1,302 1,8000

Strengthen project-based profit-making

activities

—Target to reduce 507 billion KRW by reducing

raw material and other cost

Raw materials Materials Sourcing Repair Energy cost Expenses

2014 2015 2,839 143 229 235 655 971

*TSC: Technical Service Center,

**Including sales volume of processing centers*On a parent basis

POSCO Earnings Release February 5, 2015

2015 Business Plan

Fortify Steel Competitiveness

Reinforce marketing of POSCO technologies focusing on creating profits

Shape up Global POIST Biz.

- **Sign JVA on building joint mill with Chongqing Steel**
  - 1Q) Ratification from the Chinese government
  - 2Q) Korean government to sign FINEX export
  - 3Q) Decide on Financing, such as inviting FIs
  - 4Q) BOD approval, sign JVA and pursue JV on CR and plating

- **Make successful package sales deal of FINEX/CEM**
  - FINEX) Sign MOU with potential clients and proceed feasibility studies
    Optimize design by region in India and Vietnam
  - CEM) Joint-marketing with partner company, in technology cooperation

* POIST : POSCO Innovative Steelmaking Technology

Strategy for Technology-based Platform

- **Build and operate technology sales process**
  - Grade and form package deals (221 types)
  - Run separate sales by type :
    Strategic sales (S/A grade) and average sales (B grade)

[Technology]

[S] 50 types including Slim Finex tech.

[A] 76 types, as continuous HR ultrathin tech.

[B] 95 types, as highly productive sintering operation


Subsidiaries
E&C
Energy
ICT
Technology Cooperation
Steel Co.
Supp-liers
Re-search
Finance
power
Oxgen
Business Cooperation
Platform
POSCO
Customer

POSCO Earnings Release | February 5, 2015
17
posco

2015 Business Plan

Prioritize New Growth Businesses

Commercialize fundamental materials and clean energy businesses in full swing

Fundamental Materials Clean Energy

Pursue global commercialization ofPursue global commercialization of Strategically respond on SNG business direct lithium extraction technology considering market conditions

— Make options for Syngas production towards

technology as leverage oil price drop

- Conduct self-engineering by utilizing—Build tunnel underwater, links between Yeosu and know-how in operating pilot plant Gwangyang, to find potential clients

Gwangyang

Secure salar Business grant Construction

Yeosu

Gradual commercialization of nickel-

smelting technology Strengthen competitiveness by localizing

- Set the optimal plan by reviewing the risk cell battery production in advance regarding size and location

—Review business profitability by securing—MCFC*: Achieve 100% localization,

stable supply of low-cost raw materials when cell plant completes (Jun, ‘15)

(Indonesia, New Caledonia, Philippines, etc)—SOFC*: Under development targeting for first domestic commercialization

*	MCFC(Molten Carbonate Fuel Cell)
*	SOFC (Solid Oxide Fuel Cell)

POSCO Earnings Release February 5, 2015

2015 Business Plan

Improve Financial Structure

Speed up the restructuring and improve financial structure

Restructuring/CAPEX Reduction

■ Speed up group restructuring

- Finalize strategic regroupings, such as non-core asset disposal and share sales of subsidiaries, which was planned to enhance corporate value
- Execute exit strategy on low-profit and loss-making businesses

■ Consolidated CAPEX : Down by 1.2 tr KRW

- Focus only on investments that can empower core competitiveness

Steel) WP development, rationalization, Thailand CGL
Non-steel) Resource development, energy/source materials, etc


[CAPEX]
(trillion KRW, %)
5.4
△1.2
4.2
2014
2015
[Consolidated]
3.0
2.9
2014
2015
[Parent]

Debt/EBITDA below "3.8"

■ Continue to improve financial structure

- Improve operating cash-flow through profit increase
- Non-debt financing, non-core asset disposal, etc


[Consolidated borrowings]
(trillion KRW)
DEBT/EBITDA (times)
4.4
3.8
27.4
26.2
Liabilities to Equity (%)
88.2
81.8
2014
2015

POSCO Earnings Release | February 5, 2015
19

2015 Business Plan

Renew Corporate Culture

Improve and spread system for efficient group management

Streamline Group Management

■ Delegate middle-management companies

- Increase efficiency in management through improving corporate governance

☞ Reorganize group portfolio to 7 major businesses, as E&C/Energy/IT etc, to increase group synergy and fortify expertise by sector

■ Improve operating system of overseas sites

- Operate regional infrastructures and workforces in a group level to boost synergy in overseas



POSCO Russia
POSCO Africa
POSCO Japan
POSCO China
POSCO South Asia
POSCO America
POSCO Australia

11 Middle-management companies by region
P-China, P-Japan, P-America, P-Russia, P-Africa, P-Australia
P-Thai, P-India, P-Indonesia, P-Vietnam, P-Myanmar

Spread POSCO's Own Mgmt Infra.

■ Spread project-based working culture

- Put efforts to create results and develop groupwide C/F PJTs

Method: Combine work & Innovation + Use the same jargon + Apply industrial particularities

■ Build HR base for 'Global One POSCO'

- Adopt single rank system in group and open recruitments

Provide opportunities to anyone regardless of backgrounds



posco
posco E&C
posco ICT
Global Job Posting
posco CHINA
posco CZPC
posco AFRICA

■ Integrate education function and launch an entity, in charge of education groupwide

- Provide top-tier level of education
- Use retired workforces, provide consulting service

POSCO Earnings Release | February 5, 2015
20
posco

2015 Business Plan

Major Subsidiaries

Daewoo International

■ **Resource : Start gaining profit on Myanmar**

- Continue full production (500 million ft^3/day)
- Expand resource development to strategic regions, such as Southeast Asia

■ **Trade: Nurture strategic businesses**

- Energy pipe, automobile parts, minerals, provisions, power generations, etc

POSCO Energy

■ **Power generation: Expand to overseas growth markets**

- Venture into overseas markets, such as to Indonesia(Sumsel-9), Mongolia(Tvan Tolgoli)

■ **Fuel cell: Reduce cost and improve quality**

- Finalize taking over cell technology and building the plant (Jun, '15)
- Expand sales : '14) 13 → '15) 23 units

POSCO E&C

■ **Expand plant order: Target 5.9 trillion KRW**

- Steel : Expand models for PEPCOM*, POSCO Group
- Focus capabilities on energy and resource developing plants

■ **Overseas: Win more orders from strategic regions**

Region	Order types
Middle East/Africa	Steel/Chemical engineering plant
S.America	Energy plant as power plant

* Planning/Engineering/Procurement/Construction/Operating/Maintenance

POSCO ChemTech

■ **Needle cokes : Set production system**(2Q, '15)

- Produce needle/pitch cokes, high-end materials, using col tar, byproduct of steel

■ **Group synergy for secondary battery biz.**

- Look for ways to expand overseas and create synergy, with cooperation of secondary battery-related affiliates, such as POSCO, P-ICT, ESM, etc.

21
POSCO Earnings Release | February 5, 2015
posco

2015 Business Plan

Consolidated Business Target

2014 2015(F)

Revenue(trillion KRW) 65.1 67.4

—POSCO Revenue(“) 29.2. 29.3

Crude Steel Production (million tons) 37.7 38.4

Product Sales(“) 34.3. 35.9

Investment(trillion KRW) 5.4 4.2

—POSCO Investment(“) 3.0 2.9

POSCO Earnings Release February 5, 2015

Appendix

1. Business Environment – Steel Demand, Raw Materials

2. Financial Statements

Appendix#1. Business Environment

Global Steel Demand

China's Steel Economy

"Steel price to rebound as demand for restocking picks up"

- ✓ Domestic price will edge up within 1H, as distributors move to secure inventories
- ✓ Export price to increase accordingly, as the refund policy for boron-containing steel has been abolished

[China's Inventories and Steel PMI]


Steel PMI
40.7 39.9 44.2 52.6 46.4 48.3 48.6 48.4 43.6 46.0 43.3 44.1
Inventories (million tons)
15.6 20.9 19.4 16.7 14.2 13.4 13.0 12.3 11.5 10.4 9.7 9.6 10.7
'14.1 2 3 4 5 6 7 8 9 10 11 12 '15.1

* Mysteel, China Federation of Logistics & Purchasing

Steel Demand in Major Countries

"Global demand to grow by 2% as emerging countries upturned despite slowing China"

- ✓ Demand in advanced countries, such as the US, is to grow steady as demand for automotive steel increased, against the weakening demand in energy pipe due to oil price drop
- ✓ China is to show low growth as its economy growth remain sluggish and construction demand stays weak

[Steel Demand Outlook for Major Countries]

(million tons)

(million tons)	2012	2013	2014	YoY	2015	YoY
US	96	96	102	6.7%	104	1.9%
EU	139	140	145	3.6%	148	2.4%
China	698	741	737	-0.5%	745	1.1%
India	72	74	76	3.4%	81	6.0%
SE Asia	59	63	65	2.5%	68	4.9%
Global	1,475	1,531	1,551	1.3%	1,585	2.2%

* World Steel Association(Oct, 2014), POSRI

POSCO Earnings Release | February 5, 2015

posco

Appendix#1. Business Environment

Domestic Steel Demand

Demand Outlook

Automobile	Production growth to continue steady due to favorable domestic sales despite slowing export ✓ Domestic sales (thousand units): 1,383 ('13) → 1,461 ('14) → 1,498 ('15) ✓ Export sales (thousand units): 3,089 ('13) → 3,061 ('14) → 3,090 ('15)
Shipbuilding	Building to upturn slightly as increased orders from 2013 kicks in ✓ Building (million GT): 31.5 ('12) → 24.7 ('13) → 21.9 ('14) → 23.3 ('15) ✓ Orders (million GT): 12.2 ('12) → 35.4 ('13) → 22.5 ('14) → 22.8 ('15)
Construction	Investment on construction to go up slightly due to SOC budget increase and recovery in orders ✓ Orders (trillion KRW): 101.5 ('12) → 91.3 ('13) → 104.9 ('14) → 110.0 ('15)


(thousand units)
Production
4,559
4,472
4,522
4,588


(million GT)
Building
31.5
24.7
21.9
23.3
2012
2013
2014
2015


(trillion KRW)
Construction Investment
186
199
203
208

* POSRI(Jan, '15), Construction and Economy Research Institute of Korea (Nov,'14)

Steel Demand & Supply Outlook

(in thousand tons)

	2012	2013	2014	YoY	2015	YoY
Nominal Consumption	54,069	51,762	55,747	+ 7.7%	**56,850**	**+ 2.0%**
Export	30,485	29,191	32,173	+10.2%	**33,325**	**+ 3.6%**
Production	72,052	69,146	74,368	+7.6%	**76,710**	**+ 3.1%**
Import	12,502	11,807	13,552	+14.8%	**13,465**	**△ 0.6%**
Incl. Semi-Product	20,706	19,393	22,123	+14.1%	**21,100**	**△ 4.6%**

* POSRI(Jan, '15)

POSCO Earnings Release | February 5, 2015

Appendix#1. Business Environment

Raw Materials

Iron Ore Coking Coal

Monthly $average price dropped from 80/ton Despite short supply in some coals, the price stayed

(Oct) to US69/ton, as the steel industry staggered flat as continued slump in the steel industry

2014.4Q 2014.4Q

with Chinese credit crunch and stricter dragged the demand and Australian dollar remained environmental sanctions, under the oversupply weak

“Annual average price of Fine Ore CFR “Annual Average Price of Hard Coking Coal

within US$$US75/ton” FOB within 113/ton”

2015 2015 u y u u

Outlook fundamental improvement in steel industry, as Outlook helping to resolve the oversupply, the price is major suppliers still continue to maintain low-cost, expected to be weak as fundamentals for recovery is not yet seen (oil price drop, Chinese sanctions on

high production stance imported goods)

[Iron Ore Price](US$$/ton)(US[Coking Coal Price] /ton)

148

133 135

120 155 166

103 122

90 113 112 111

74 74

2013 2013 2013 2013 2014 2014 2014 2014 2015 2013 2013 2013 2013 2014 2014 2014 2014 2015

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q(f)

*Platts 62% Fe IODEX CFR China (Quarterly Spot Average)*Platts HCC Peak Downs Region FOB Australia (Quarterly Spot Average)

POSCO Earnings Release February 5, 2015

“What is Solution Marketing?”

It is solving customers’ troubles in their perspective, through providing

“Steel Product” (hardware) with “Application Technology” and “Commercial

Support” (Software)

Hardware

Software

Solution

=

+

+

Steel

Application

Commercial

Technology

Support

Forming

Painting

Welding

Parts

Prompt

Cheaper

Downstream Financial

Technology

Technology

Technology

Evaluation

Delivery

Logistics

Business

Support

Cost

POSCO Earnings Release February 5, 2015

Appendix#2. Financial Statements

Summarized Statements of Income

(in billion KRW)

2012 2013 2014 YoY

Revenue 63,604 61,865 65,098 +3,233

Gross Profit 7,461 6,860 7,283 +423

(Gross Margin)(11.7%)(11.1%)(11.2%) -

Selling & Admin. Expenses 3,808 3,864 4,069 +205

Operating Profit 3,653 2,996 3,214 +218

(Operating Margin)(5.7%)(4.8%)(4.9%) -

Other Operating Profit 361 422 710 288

Share of Profit (loss) of

Equity-accounted investees 23 180 300 120

Finance Items Gains 99 448 825 ?377

Foreign Currency Transaction

& Translation Gains (loss) 790 236 13 223

Net Profit 2,386 1,355 557 798

(Net Margin)(3.8%)(2.2%)(0.9%) -

Owners of the Controlling

Company 2,462 1,376 626 750

POSCO Earnings Release February 5, 2015

Appendix#2. Financial Statements

Consolidated Statements of Financial Position

(in billion KRW)

2012 2013 2014 YoY

Current Assets 31,566 31,666 32,627 +961

Cash & Financial Goods* 6,530 7,179 5,274 1,905

Account Receivable 11,038 11,493 11,786 +293

Inventories 10,585 9,798 10,471 +673

Non-Current Assets 47,700 52,789 52,625 164

Other Long-term

Financial Assets** 4,670 5,263 3,600 1,663

PP&E 32,276 35,760 35,241 519

Total Assets 79,266 84,455 85,252 +797

Liabilities 36,836 38,633 39,961 +1,328

Current Liabilities 19,775 20,241 21,877 +1,636

Non-Current Liabilities 17,061 18,392 18,084 308

(Interest-bearing Debt) 24,921 26,247 27,428 +1,181

Equity 42,430 45,822 45,291 531

Owners of the

Controlling Company 39,454 42,046 41,587 459

Total Liabilities & Equity 79,266 84,455 85,252 +797

* Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities,

and Derivatives asset held for trading **Including Other bonds

POSCO Earnings Release February 5, 2015